Mail Stop 3561

August 15, 2006

Mr. Eric S. Rosenfeld
Chairman of the board
Rhapsody Acquisition Corp.
10 East 53rd Street, 35th Floor
New York, New York 10022

> **Re: Rhapsody Acquisition Corp.**
> **Amendment No. 1 to Registration Statement on**
> **Form S-1**
> **Filed July 14, 2006**
> **File No. 333-134694**

Dear Mr. Rosenfeld:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   We note your response to comment 3 from our letter of July 7, 2006. You indicate that the company and the underwriters agreed to value the offering based on "the previous transactional experience of the principals of the Company, as well as the underwriter's evaluation of overall market conditions for similar transaction as the proposed offering, including their ability to solicit investors for an offering of this size." Please provide, in the prospectus, the analyses for each of the factors you conducted in determining the value of this offering at $36 million.

2. Please include in the prospectus your legal analysis that was provided in your response to our prior comment 4 in your letter of July 14, 2006, as to whether the limitation of the corporate existence will allow the company not to comply with Section 275 of the Delaware General Corporation Law and avoid a shareholder vote regarding the company's dissolution.

3. We note the statement on page 7 that "if we have not consummated a business combination by   , 2008 … our corporate existence will cease by operation of law and we will promptly distribute only to our public stockholders the amount in our trust account (including any accrued interest) plus any remaining net assets." Contrast this statement with the disclosure on page 33 and similar disclosure on page 11, that "[a]ccordingly, we would be required to provide for any claims of creditors known to us at that time prior to our distributing the funds in the trust account to our public stockholders." Please revise the disclosure throughout the prospectus to be consistent with the disclosure on page 33 to the effect that creditor claims are required to be provided for prior to any distribution to the stockholders from the trust account.

   Further noted in your disclosure on page 33, if the company complies with Section 281(b) of the DGCL, the company will be required to adopt a plan of distribution that "will provide for our payment … of (i) all existing claims (ii) all pending claims and (iii) all claims that may be potentially brought against us within the subsequent 10 years." Your current disclosure regarding Section 281(b) of the DGCL does not appear to address all three categories of claims by creditors which may arise. Additionally, we note your disclosure on page 33 that "[w]e therefore believe that any necessary provision for creditors will be minimal and will not have a significant impact on our ability to distribute the funds in the trust account to our public stockholders." It appears that the company cannot predict with certainty: 1) potential claims or lawsuits that may be brought against the company; 2) what waiver agreements, if any, that the company would obtain from vendors, service providers and prospective target businesses; 3) the amount of additional expenses that the company may incur that exceeds the amount of funds held outside of the trust; and 4) the ability of Mr. Rosenfeld to ensure that the proceeds held in trust are not reduced by claims of target businesses or vendors. Please substantially revise the summary, particularly the subsection "Liquidation if no business combination," as well as all other related disclosure in the prospectus, to disclose the requirements of section 281(b) of the DGCL and reflect the risk to investors that the funds held in trust may be subject to claims or potential claims of creditors which would reduce the amount of funds held in trust to be distributed to public stockholders in the event of liquidation.

4.   We note your response to comment 5 from our letter of July 7, 2006. In regards to the waiver agreements that you plan to obtain from all vendors, service providers and prospective target businesses, please revise to disclose the effect that such waiver agreements may not be enforceable by operation of law.

5.   We reissue comment 7 from our letter of July 7, 2006. We note the disclosure on page 10 that you have questioned Mr. Rosenfeld on his financial net worth and reviewed his financial information and the likelihood of him having any such obligations is minimal. However, we cannot locate a discussion of the financial ability of Mr. Rosenfeld to meet personal payment obligations to all vendors and prospective target businesses if he is required to do so. Please disclose.

Risk Factors, page 9

6.   Based on our review of your disclosure and underlying documents, it would appear that the ability to exercise the warrants will depend on the availability of a state exemption for the sale and that you do not undertake any responsibility to register these transactions in states beyond your initial filing. However, as there will be a secondary trading market in these warrants, it is conceivable that warrant holders may be in states where a registration statement will not be in effect – and accordingly, based on their state of residence, the rights associated with their warrant may vary. Please include a separate risk factor discussing the state registration requirements, including a statement clarify in which states you will register (and which you will not) and stating the likely effect that this will have on the warrant holders.

7.   In risk factor 14 and in more detail in the "Conflicts of Interest" subsection, please disclose the individuals and their affiliations with other businesses in which they may have similar obligations for presenting business opportunities. Also indicate for each such business the priority and preference such business has relative to the company with respect to the performance of obligations and the presentation of business opportunities.

Use of Proceeds, page 20

8.   We note your response to our prior comment 19 and we reissue the comment. We were unable to locate in the prospectus the changes noted in your letter of July 14, 2006. Please explain why there are two separate line items for due diligence. Please explain which line item would be allocated to pay officers and directors or existing stockholders for due diligence. Please clearly indicate whether any of the reimbursements to stockholders will be for their payments to third parties for third parties' performance of due diligence. Please reconcile theses expenses with the disclosure in the MD&A section.

9.   We note your response to our prior comment 20 and we reissue the comment.
        Please discuss all possible uses of the proceeds held in trust if such funds are
        released to the company upon completion of a business combination. Please
        disclose whether any operating expenses or finders' fees could be paid from the
        proceeds held in trust upon the release of the funds to the company, if the funds
        from the net proceeds not held in trust and the interest earned on the trust account
        were insufficient to cover all operating expenses and fees. Please reconcile this
        disclosure with the disclosure in the MD&A section.

Sources of Target Businesses, page 29

10.   We partially reissue comment 24 from our letter of July 7, 2006. Please identify
        any affiliated entities in existence as of the date of the prospectus that may be
        considered as a business combination target.

Description of Securities, page 48

Shares Eligible for Future Sale, page 51

11.   Please explain the basis for the Rule 144 sales after April 24, 2007 in light of the
        staff's position in the letter to Ken Worm dated January 21, 2000.

12.   Please provide the basis for the last two sentences of this section that Rule 144
        would be available to the holders of the insider warrants with respect to their
        resale following a business combination. We may have further comment.

May 17, 2006 Audited Financial Statements

Notes to Financial Statements

Note 2 – Proposed Public Offering, F-9

13.   Please revise your description of the warrants to be consistent with your revised
        warrant agreement. Please disclose that (i) in no event will you be required to net
        cash settle or cash settle the warrant exercise, (ii) the warrants will not be
        exercisable unless there is an effective registration statement with respect to the
        common stock underlying the warrants and (iii) if a registration statement is not
        effective for the common stock underlying the warrants, the warrants may expire
        worthless. Accordingly, please revise your disclosure in Description of Securities
        starting on page 49.

Closing Comments

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement.

        We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

        You may contact Angela Halac at (202) 551-3398 or Hugh West at (202) 551-3872 if you have questions regarding comments on the financial statements and related matters. Please contact H. Yuna Peng at (202) 551-3391 or Tom Kluck, who supervised the review of your filing, at (202) 551-3233 with any other questions.

        Sincerely,

        John Reynolds
        Assistant Director

cc: David Alan Miller, Esq.
        Fax (212) 818-8881